Exhibit 99.1

Sphere 3D to Present at Credit Suisse 2014 Annual Technology Conference

MISSISSAUGA, Ontario – November 25, 2014 – Sphere 3D Corporation (TSX-V: ANY, NASDAQ: ANY) a virtualization technology solution provider, announced that the Company’s Management will present at the Credit Suisse 18th Annual Technology Conference in Scottsdale, Arizona on Thursday, December 4, 2014 at 2:30 p.m. Mountain Standard Time. Following the Conference, an archived version of the presentation will be accessible by visiting Sphere 3D’s Investor website at www.sphere3d.com.

About Sphere 3D

Sphere 3D Corporation (TSX-V: ANY, NASDAQ: ANY) is a virtualization technology solution provider. Sphere 3D’s Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D has announced its proposed merger with Overland Storage (NASDAQ: OVRL). This alliance is intended to bring together next generation technologies for virtualization and end-to-end scalable storage offerings to enable the introduction of a number of converged solutions. For additional information visit www.sphere3d.com or access the Company’s public filings at www.sedar.com or www.sec.gov

Contact:
Peter Tassiopoulos
Sphere 3D Corporation
Phone: (416) 749-5999
Email: peter@sphere3D.com

Forward-Looking Statements

This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Except for historical facts, the statements in this news release, as well as oral statements or other written statements made or to be made by Sphere 3D Corporation, are forward-looking and involve risks and uncertainties. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company’s Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).

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